Exhibit 1

FOR IMMEDIATE RELEASE

27 JUNE 2017

WPP PLC (“WPP”)

Response to Cyber Attack

WPP confirms that some of its information technology systems have been affected by a global cyber attack. WPP is assessing the situation and is taking appropriate measures.

Enquiries:

Chris Wade, WPP                                                  +44(0) 20 7408 2204